908-688-0888 650 LIBERTY AVENUE, UNION, NJ 07083 November 7, 2022 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F. Street, N.E. Washington, D.C., 20549 Attention: Nasreen Mohammed Linda Cvrkel Re: Bed Bath & Beyond Inc. Form 10-K for Fiscal Year Ended February 26, 2022 File No. 000-20214 Dear Ms. Mohammed and Ms. Cvrkel: Thank you for your comments regarding the above referenced filing. We submit this letter in response to the comments from the staff of the Division of Corporation Finance of the SEC, received by letter dated September 27, 2022, pertaining to the referenced Form 10-K. Set forth are the staff’s comments, followed by our responses. Staff Comment: Form 10-K for Fiscal year Ended February 2022 Management’s Discussion and Analysis and Results of Operations Results of Operations, page 30 1. Your quarterly earnings releases furnished in Form 8-K’s include meaningful supplemental information on revenues and expenses including trends and quantification of key drivers impacting your results of operations. Please tell us how you considered including such information in your Form 10-K and Form 10-Q filings. Please ensure that you quantify the key drivers of changes for each of the factors that you cite in your MD&A discussion. Refer to Item 303(a) and (b) of Regulation S-K.

November 7, 2022 Page 2 of 4 Company Response: As noted in the Staff’s comment, the Company has included supplemental information in its earnings release Form 8-Ks primarily related to certain sales, gross margin and expense metrics. With respect to information regarding sales performance, the Company included comparable sales by channel, banner and with respect to certain categories in the supplemental information provided in its Form 8-Ks. As the Company accounts for its operations as one reporting segment, North American Retail, the Company did not include the comparable sales metrics for its banners in its fiscal 2022 Form 10-K and 10-Q filings. Additionally, the Company noted in its Form 10-K for the year ended February 26, 2022, that full year comparable sales were not considered meaningful given the comparisons to closure periods in fiscal 2020 due to the COVID 19 pandemic. The Company did however include disclosure on revenues in the broader categories of domestic merchandise and home furnishings as to the contribution of both of these broader categories to net sales. The Company views additional information with respect to channel, banner and certain categories as supplemental to its consolidated performance and not as indicative of it having additional reporting segments. In its future filings, to the extent that the Company includes supplemental comparable revenue information in its Form 8-Ks, the Company will also include this information is its Form 10-K and 10-Q filings. As it relates to gross margin, the Company included certain additional information regarding the basis point impact of key drivers of gross margin percent in its supplemental information in its Form 8-Ks. In its Form 10-K, the Company historically has quantified the dollar impact of material amounts effecting gross margin including the promotional impact of charges related to markdown activity associated with inventory being removed from its assortment in connection with the launches of new Owned Brands, as well as markdown activity associated with store closures as part of its store fleet optimization program. In its future Form 10-K and 10-Q filings, the Company will include dollar and basis point impact to the extent that information is included in its supplemental gross margin information in its Form 8-Ks. In addition, for selling, general and administrative (“SG&A”) expenses, the Company disclosed the qualitative key drivers, including cost reductions associated with its transformation initiatives, which primarily attributed to the decrease in SG&A expenses in its Form 8-K information as well as its Form 10-K. The Company treated the related components of its transformation cost reductions as one primary driver and as a result did not quantify the components as separate key drivers. In future filings, to the extent that there are key drivers to which material changes in SG&A can be attributed, the Company will include the quantification of the drivers in its MD&A discussion.

November 7, 2022 Page 3 of 4 Staff Comment: Form 10-K for Fiscal year Ended February 2022 Management’s Discussion and Analysis and Results of Operations Results of Operations, page 30 2. We note your disclosures on page 30 of supply chain disruptions in the second half of the year. Please specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and /or liquidity have been impacted. Discuss any known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. Company Response: As noted in the Company’s Form 10-K, net sales, gross profit and earnings were impacted by inventory availability challenges and freight and shipping cost increases associated with supply chain disruptions in the second half of fiscal 2021. The Company estimated a $275 million unfavorable net sales impact in its back half of fiscal year 2021 attributable to inventory availability issues associated with supply chain challenges and delays. In addition, the Company estimated a 300-400 basis point impact to gross margin in its fourth quarter of fiscal year 2021 attributable to higher freight costs and detention and demurrage. As discussed above, in future Form 10-K and 10-Q filings, the Company will quantify dollar and basis point impact from key drivers, including supply chain costs to the extent they have a material impact on gross margin. As announced, beginning in the second half of fiscal 2022, the Company is re-balancing its Owned Brand direct import strategy to pivot back to obtaining a greater share of its product from domestic suppliers and shifting merchandise back to national brands. As a result, the Company does not believe at this time that there is any material direct long-term impacts of the fiscal 2021 supply chain disruptions and thus no significant mitigation efforts have been undertaken However, to address the future occurrence of risks associated with any international supply chain exposure, the Company’s fiscal 2022 second quarter Form 10-Q added several new risk factors to address supply chain disruption. Our reliance on international suppliers increases our risk of supply chain disruption, which could materially increase the cost and reduce or delay the supply of our products, which could adversely affect our business, financial condition, operating results and prospects. Our reliance on international suppliers increases our risk of supply chain disruption. Events that could cause disruptions to our supply chain include but are not limited to: • the imposition of additional trade laws or regulations; • the imposition of additional duties, tariffs and other charges on imports and exports; • foreign currency fluctuations;

November 7, 2022 Page 4 of 4 • theft; and • restrictions on the transfer of funds. The occurrence of any of the foregoing or other similar events could materially increase the cost and reduce or delay the supply of our products, which could adversely affect our business, financial condition, operating results and prospects. We acknowledge that the Company and its management is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions about the above response, please feel free to contact the undersigned at laura.crossen@bedbath.com. Very truly yours, /s/ Laura Crossen Laura Crossen Interim Chief Financial Officer